UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English))

No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

On February 8, 2011, AutoChina International Limited (the “Company”) issued a press release announcing that it has reviewed and disagrees with the follow-up blog post from the afternoon of February 7, 2011 by a disclosed short-seller.  A copy of the press release is attached hereto as exhibit 99.1.

Exhibits.

Exhibit No.	Description

99.1	AutoChina International Limited Press Release, dated February 8, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

By:	/s/ Yong Hui Li
Name:	Yong Hui Li
Title:	Chief Executive Officer

Dated: February 8, 2011

Exhibit Index

Exhibit No.	Description

99.1	AutoChina International Limited Press Release, dated February 8, 2011